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                                              Filed by iPrint Technologies, inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                            Subject Company: Wood Alliance, Inc.



Contact: Ann Smith
         Wood Associates
         408-731-4622
         ann smith@woodteam.com
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FOR IMMEDIATE RELEASE
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            WOOD ASSOCIATES AND BP LAUNCH ONLINE PROMO ITEM STORE
                           FOR GLOBAL CUSTOMER BASE

 BP Employees, Clients and Customers Have Convenient, Fast Access to Corporate-
                               Branded Products

(Santa Clara, CA - July 17, 2001) - Wood Associates (http://www.WoodTeam.com), a
                                                     -----------------------
leading supplier of promotional merchandise and marketing solutions, and BP p.l.c. (NYSE: BP), one of the world's largest petroleum and petrochemicals groups, today announced that the two companies launched an online global corporate store allowing BP's customers worldwide to order and receive branded promotional items in a convenient and more cost-efficient manner. Details of the multi-year contract were not disclosed.

BP's employees, clients and customers around the world can log on to http://www.ecorpstore2.com/bp, click on the region in which they reside, and
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order corporate-branded promotional products from an online catalog in a few easy steps. The customized corporate store is designed specifically for international distribution.

By providing a custom online store and convenient regional distribution centers, Wood enables BP's global customers to enjoy low shipping costs, fast delivery and expanded, geographic-specific customer service. BP is also able to provide a centralized process for delivering its promotional merchandise around the world.

Launched in late May 2001, BP's international corporate store--the BP Online Collection--offers promotional and customizable merchandise in a one-stop shop. Among the BP-branded products available on the site are pens, key rings, mugs, golf balls, caps, polo shirts, sweatshirts, jackets, leather folders, backpacks, and travel cases. Wood initially launched a corporate store for U.S.-based BP customers and employees in July 2000.

Wood offers promotional items and marketing solutions to corporate America, boasting over 200 Fortune 1000 accounts. Wood Associates recently announced that it has entered into a definitive merger agreement with leading online printing technology and infrastructure provider iPrint Technologies, inc. (NASDAQ: IPRT). The merger, if and when completed, will allow Wood to add leading-edge e-Print technology into their corporate mix as well as offer additional commercial imprinting services such as business cards, stationery, brochures, direct mail printing, and e-fulfillment.

About Wood Associates

Founded in 1985, Santa Clara-based Wood Associates (Wood Alliance, Inc.) is one of the leading promotional marketing companies in the United States. With a network of 19 offices nationwide, the company has created and managed marketing programs for world-class companies like AOL Time Warner, BP, Charles Schwab,
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and Compaq. In addition to providing "one-stop shopping" for promotional programs such as logo merchandise and catalog marketing, Wood Associates delivers unique web-based promotions and incentive programs to enhance branding. The company's web programs can be integrated with existing promotional campaigns to create maximum impact for the customer. On June 25, 2001, Wood announced that it signed an agreement to merge with iPrint Technologies, inc. (NASDAQ: IPRT), the leading online printing technology and infrastructure provider. iPrint creates technology that improves the print-buying process, serving such companies as Intel, 3M, Microsoft, OfficeMax, Oracle, and PeopleSoft. For more information on Wood Associates, call (800) 755-9655 or visit the company's web site at www.WoodTeam.com.
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(Sources: PC Data Online, Top Monthly E-Tailers Reports and Top Monthly Sites
Reports; CAP Ventures, Research; BizRate.com, Customer Certified Ratings; Keynote.com, 2000.)

About BP p.l.c.

BP p.l.c. is one of the world's largest petroleum and petrochemicals groups. The company's main activities are exploration and production of crude oil and natural gas; refining, marketing, supply and transportation; and manufacturing and marketing of petrochemicals. With growing activity in gas and power and in solar power generation, BP has well-established operations in Europe, North and South America, Australasia and Africa. In all, BP's products are sold in about 100 countries, representing sales to more than ten million customers around the world every day. BP can be reached at http://www.bp.com.
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                                     # # #

Caution applicable under certain SEC rules

Wood Associates is a party to a merger agreement with iPrint Technologies, inc. which contemplates a business combination in which the securities of Wood Associates will be exchanged for securities of iPrint Technologies, inc. Accordingly, the following information is provided:

Security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed combination when it becomes available because it will contain important information about the transaction. The proxy statement/prospectus will be filed with the SEC by iPrint. Investors and security holders may obtain a free copy of the proxy statement/prospects (when it is available) and other documents filed by with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from iPrint.

iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in iPrint's proxy statement of its 2001 annual meeting of stockholders dated April 26, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from iPrint.

This press release contains "forward looking statements" (as that phrase is used in Section 21E of the Securities Exchange Act of 1934) related to plans and expectations about the business relationship with BP p.l.c. and potential merger with iPrint Technologies, inc. Actual results could differ materially from those stated or implied in our forward-looking statements due to risks and uncertainties associated with our business and the proposed merger, including without limitation, the completion of the merger and the ability of the two companies to successfully integrate, as well as contractual conditions and other contingencies which govern the business relationship with BP p.l.c. These include, but are not limited to, Wood's ability to maintain customer order levels required in its contract with BP, technological difficulties or resource constraints, risks associated with Web-based products and services, and any discontinuance or modification of the business relationship.